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                                                                                         EXHIBIT 12

                                            Pacific Telecom, Inc.
                              Computation of Ratio of Earnings to Fixed Charges
                                        (Dollar amounts in millions)

                                                               Year Ended December 31,
                                             _______________________________________________________
                                              1993        1992         1991        1990        1989
                                             ______      ______       ______      ______      ______
Earnings, as defined*:
Income from continuing operations
    before income taxes                      $ 82.9      $ 99.8       $120.4      $137.5      $104.6


Add:
  Fixed charges                                59.5        63.2         67.7        49.2        40.0
  Equity losses of less than 50%
    owned persons                                 -         0.9          0.5         0.7         0.1
  Minority interest                             0.6         0.1          2.0         4.0           -
                                              _____       _____        _____       _____       _____

    Total earnings                           $143.0$      164.0       $190.6      $191.4      $144.7
                                              _____       _____        _____       _____       _____
                                              _____       _____        _____       _____       _____

Fixed charges:
    Interest                                  $44.3       $52.1        $55.0       $40.1       $30.0
    Interest portion of rental expense         15.2        11.1         12.7         9.1        10.0
                                               ____        ____         ____        ____        ____

    Total fixed charges                       $59.5       $63.2        $67.7       $49.2       $40.0
                                               ____        ____         ____        ____        ____
                                               ____        ____         ____        ____        ____

Ratio of earnings to fixed charges              2.4         2.6          2.8         3.9         3.6
                                               ____        ____         ____        ____        ____
                                               ____        ____         ____        ____        ____

*  For the purpose of computing these ratios, "earnings" represents the aggregate of (a) income from continuing

   operations before income taxes, (b) fixed charges, (c) equity losses of less than 50% owned persons and
(d)
   minority interest.  Equity losses of less than 50% owned persons are added to income from continuing operations before income taxes since the Company does not guarantee the debt of such persons.  "Fixed
   Charges" consist of interest charges and an estimated amount representing the interest portion of rental expense.
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